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[WALTER INDUSTRIES LETTERHEAD]

VIA EDGAR AND FACSIMILE

                      December 2, 2004

Re:
Walter Industries, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-117391

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Ladies and Gentleman:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Walter Industries, Inc. (the "Registrant") hereby requests acceleration of the effectiveness of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the "Registration Statement") so that the Registration Statement will become effective at 10 a.m. Eastern time on December 27, 2004 or as soon thereafter as is practicable.

        The Registrant acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK Name: Victor P. Patrick Title: Senior Vice President, General Counsel and Secretary

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